07026890

InBev

RECEIVED

2007 SEP 25 A 5:22

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 17 September, 2007

SUPPL

Dear Madam,

InBev

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

9/25

Enclosure: press releases

InBev announces Zone leadership changes

InBev (Euronext: INB) announced today that Miguel Patricio has been appointed Zone President Asia Pacific, and will lead the team there on the next steps toward developing a sustainable and profitable platform for our business.

Miguel has been Zone President North America since January 2006, during which time he has provided strong leadership and guidance in strengthening the Zone's disciplined sales execution and in preparing the business for long-term competitiveness. He joined the company in 1998, having had previous international experience with Philip Morris, Coca-Cola and Johnson & Johnson in Brazil, Central America and the United States.

Miguel's successor in North America will be **Bernardo Pinto Paiva**.
Bernardo, who joined the company in 1991 and is a former management trainee, is currently Head of Sales for the company's largest business unit – Brazil. He becomes the newest member of the Executive Board of Management and brings with him a track record of leadership experience in Supply, Sales and Distribution, as well as Finance.

Reflecting the importance of China in InBev's global footprint, **Dirk Moens,** who has built a strong foundation for our growth in Asia Pacific since taking over as Zone President in May 2006, will remain in Shanghai and is appointed Chairman InBev China. In this role Dirk will provide support to Miguel in strengthening relationships with the government, joint venture partners and other key stakeholders, leveraging his vast knowledge of our Chinese operations and the market.

All of these changes will be effective January 1, 2008.

"Miguel and Bernardo both bring the right experience, skills and values to continue to build the long-term successful future of our Asia Pacific and North America operations. We are also grateful that Dirk will continue to provide support along our challenging journey in China", said Carlos Brito, InBev's Chief Executive Officer.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 88 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

END